NAME OF REGISTRANT:
Adjustable Rate Securities Portfolios
File No. 811-6242

EXHIBIT ITEM No. 77D:
Policies with respect to security investments


At a meeting of the Board of Trustees on December 13, 1994, the following resolution was approved:

RESOLVED, that the Prospectus for the Adjustable Rate Securities Portfolio (the "Fund") be amended or supplemented to the extent necessary to indicate that the Fund may invest up to 35% of its total net assets in (1) collateralized mortgage obligations ("CMOs") backed by fixed-rate pass-throughs, whole loan mortgages or stripped mortgage-backed securities rated AA or better; (2) fixed-rate premium pass-through mortgage securities rated AA or better; (3) asset-backed securities rated AA or better; and (4) Small Business Administration ("SBA") securities.